UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2011
Commission Filing Number: 001-33398

Simcere Pharmaceutical Group
(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,
Xuan Wu District, Nanjing
Jiangsu Province 210042
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIMCERE PHARMACEUTICAL GROUP
FORM 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group
By:	/s/ Yushan Wan
Name:	Yushan Wan
Title:	Acting Chief Financial Officer

DATE: May 11, 2011

Exhibit 99.1
SIMCERE PHARMACEUTICAL GROUP REPORTS UNAUDITED FIRST QUARTER 2011 RESULTS
NANJING, CHINA, May 10, 2011 /PRNewswire-Asia/ — Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China, today reported unaudited financial results for the first quarter ended March 31, 2011.
Highlights
•	Total revenue was RMB482.2 million (US$73.6 million) for the first quarter of 2011, which represented an increase of 5.1% from RMB458.7 million for the same period in 2010.

•	Income from operations was RMB29.6 million (US$4.5 million) for the first quarter of 2011, compared to RMB30.9 million for the same period in 2010.

•	Net income attributable to Simcere was RMB27.9 million (US$4.3 million) for the first quarter of 2011, which represented an increase of 36.2% from RMB20.5 million for the same period in 2010.

•	Gross margin for the first quarter of 2011 was 83.9%, compared to 79.7% for the same period in 2010.
Mr. Jinsheng Ren, Chairman and Chief Executive Officer of Simcere Pharmaceutical Group commented, “In the first quarter of 2011, Simcere maintained strong gross margins, while realizing healthy growth in both revenue and net income attributable to Simcere. As a result of the progress of our sales team reorganization, we saw an encouraging upward trend in sales of our anti-tumor drugs, including Endu, Sinofuan and Jiebaishu.”
Mr. Ren added, “Shanghai Celgen recently received new drug registration approval for Qiangke, its Recombinant Human TNF Receptor-IgG Fusion Protein for Injection, and we are confident that this drug will address a wide market demand when it becomes available.” In 2009, Simcere acquired approximately 35% of the equity of Shanghai Celgen Bio-Pharmaceutical Co., Ltd. (“Shanghai Celgen”).

2011 First Quarter Financial Results
Total revenue for the first quarter of 2011 was RMB482.2 million (US$73.6 million), which represented an increase of 5.1% from RMB458.7 million for the same period in 2010.
Revenue from edaravone injection products under the brand names Bicun and Yidasheng totaled RMB188.7 million (US$28.8 million) for the first quarter of 2011, which was 39.1% of the Company’s product revenue for the first quarter of 2011, an increase of 9.0% from RMB173.2 million for the same period in 2010.
Revenue from Endu, the Company’s patented anti-cancer biotech product, amounted to RMB49.6 million (US$7.6 million) in the first quarter of 2011, which was 10.3% of the Company’s product revenue for the first quarter of 2011, an increase of 32.8% from RMB37.4 million for the same period in 2010.
Revenue from Sinofuan, a 5-FU sustained release implant for the treatment of cancer, amounted to RMB29.4 million (US$4.5 million) for the first quarter of 2011, which was 6.1% of the Company’s product revenue for the first quarter of 2011, an increase of 15.9% from RMB25.3 million for the same period in 2010
Revenue from other branded generic products including Zailin and Yingtaiqing amounted to RMB214.4 million (US$32.7 million), which was 44.5% of the Company’s product revenue for the first quarter of 2011, an increase of 10.0% from RMB194.9 million for the same period in 2010.
Gross margin for the first quarter of 2011 was 83.9%, increasing from 79.7% for the same period in 2010.
Research and development expenses for the first quarter of 2011 totaled RMB42.6 million (US$6.5 million), which represented an increase of 39.2% from RMB30.6 million for the same period in 2010. This increase was primarily due to increased investment in research and development. As a percentage of total revenue, research and development expenses were 8.8% for the first quarter of 2011, compared to 6.7% for the same period in 2010.
Sales, marketing and distribution expenses for the first quarter of 2011 were RMB264.4 million (US$40.4 million), which represented an increase of 11.6% from RMB236.9 million for the same period in 2010. As a percentage of total revenue, sales, marketing and distribution expenses were 54.8% for the first quarter of 2011, compared to 51.6% for the same period in 2010. This increase was primarily due to the expansion of our sales team and higher promotion expenses for new-to-market drugs.
General and administrative expenses were RMB68.1 million (US$10.4 million) for the first quarter of 2011, which represented an increase of 1.3% from RMB67.2 million for the same period in 2010. As a percentage of total revenue, general and administrative expenses decreased to 14.1% for the first quarter of 2011 from 14.7% for the same period in 2010.
Share-based compensation expense, which was allocated to research and development expenses, sales, marketing and distribution expenses, and general and administrative expenses, based on the nature of the work that the employee was assigned to perform, totaled RMB7.3 million (US$1.1 million) for the first quarter of 2011. Share-based compensation expenses for the first quarter of 2010 were RMB8.0 million.
Income from operations was RMB29.6 million (US$4.5 million) for the first quarter of 2011, compared to RMB30.9 million for the same period in 2010.
Income tax expense for the first quarter of 2011 was RMB5.1million (US$0.8 million), compared to RMB1.3 million for the same period in 2010.
Net income attributable to Simcere was RMB27.9 million (US$4.3 million) for the first quarter of 2011, compared to RMB20.5 million for the same period in 2010. Net margin was 5.8% for the first quarter of 2011, compared to 4.5% for the first quarter of 2010.
Basic and diluted earnings per American Depository Share (“ADS”) for the first quarter of 2011 were RMB0.52

(US$0.08) and RMB0.50 (US$0.08) respectively. One ADS represents two ordinary shares of the Company.
As of March 31, 2011, the Company had cash, cash equivalents and restricted cash of RMB236.0 million (US$36.0 million), compared to RMB278.7 million as of December 31, 2010.
Financial Statements
The unaudited condensed consolidated statements of income and balance sheets accompanying this press release have been prepared by management using U.S. GAAP. These financial statements are not intended to fully comply with U.S. GAAP because they do not present all of the financial statements and disclosures required by U.S. GAAP.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, the quotations from management in this press release and the section under “Financial Outlook” contain forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Conference Call
Simcere Pharmaceutical Group will host a conference call to discuss the Company’s results for the first quarter of 2011 on Tuesday, May 10 at 8 a.m. Eastern Time (Tuesday, May 10, at 8 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss the results for the first quarter of 2011 and to answer questions.
To access the conference call, please dial:

United States toll-free:	1.800.573.4840
International:	1.617.224.4326
China Telecom:	10.800.120.2655/10.800.130.0399/10.800.152.1490
China Netcom:	10.800.852.1490/10.800.712.2655
China 400 (for mobile users)	400.881.1630 / 400.881.1629
Hong Kong:	852.3002.1672
Please ask to be connected to Q1 2011 Simcere Pharmaceutical Group Earnings Conference Call and provide the following passcode: 26446178. Simcere will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at www.simcere.com.
Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free:	+1.888.286.8010
International:	+1.617.801.6888
The passcode for replay participants is: 26589448. The telephone replay also will be archived on the “Investor Relations” section of the Company’s web site for seven days following the earnings announcement.
About Simcere Pharmaceutical Group

Simcere Pharmaceutical Group (“Simcere”) (NYSE: SCR) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, cardiovascular disease, infectious diseases and pain. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.
Investor and Media Contacts:
Email: ir@simcere.com

In Nanjing:	In the United States:
Yehong Zhang	Kate Tellier
President	Brunswick Group
Simcere Pharmaceutical Group	Tel: 1-212-333-3810
Tel: 86-25-8556-6666 ext 8811

In Beijing:	In Hong Kong:
Yue Yu	Joseph Lo Chi-Lun
Brunswick Group	Brunswick Group
Tel: 86-10-5960-8600	Tel: 852-3512-5000

SIMCERE PHARMACEUTICAL GROUP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT SHARE AND ADS DATA)

	Three months ended March 31,
	2010	2011	2011
	RMB	RMB	USD
Product revenue	457,648	482,202	73,638
Other revenue	1,021	—	—

Total revenue	458,669	482,202	73,638
Cost of materials and production	(93,096)	(77,473)	(11,831)

Gross profit	365,573	404,729	61,807

Operating expenses:
Research and development	(30,592)	(42,582)	(6,503)
Sales, marketing and distribution	(236,879)	(264,395)	(40,376)
General and administrative	(67,240)	(68,137)	(10,405)

Income from operations	30,862	29,615	4,523

Interest income	1,296	1,052	160
Interest expense	(4,965)	(9,404)	(1,436)
Foreign currency exchange gains	67	1,575	240
Other income		6,423	981
Equity in losses of equity method affiliated companies	(4,450)	(3,172)	(484)

Earnings before income taxes	22,810	26,089	3,984

Income tax expense	(1,316)	(5,091)	(777)

Net Income	21,494	20,998	3,207

Less: Net (income) loss attributable to the redeemable noncontrolling interest and noncontrolling interest	(1,012)	6,892	1,052

Net income attributable to Simcere	20,482	27,890	4,259

Earnings per share attributable to Simcere:
Basic	0.19	0.26	0.04

Diluted	0.18	0.25	0.04

Earnings per ADS attributable to Simcere:

Basic	0.37	0.52	0.08

Diluted	0.36	0.50	0.08

Weighted average number of common shares:
Basic	110,031,322	106,809,870	106,809,870
Diluted	112,802,481	110,467,225	110,467,225

SIMCERE PHARMACEUTICAL GROUP
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(AMOUNTS EXPRESSED IN THOUSANDS)

	December 31,	March 31,	March 31,
	2010	2011	2011
	RMB	RMB	USD
Assets

Current assets
Cash, cash equivalents and restricted cash	278,716	236,012	36,042
Accounts and bills receivable, net	884,738	942,417	143,918
Inventories	89,732	101,501	15,500
Other current assets	135,301	146,385	22,354

Total current assets	1,388,487	1,426,315	217,814
Property, plant and equipment, net	866,262	869,947	132,851
Land use rights	142,910	142,109	21,702
Goodwill and intangible assets, net	658,139	649,971	99,258
Investments in and advance to affiliated companies	121,220	118,491	18,095
Other assets	41,234	40,928	6,250

Total assets	3,218,252	3,247,761	495,970

Liabilities
Current liabilities
Short-term borrowings and current portion of long-term borrowings	360,000	499,950	76,348
Accounts payable	49,638	46,226	7,059
Other payables and accrued liabilities	596,208	487,102	74,386

Total current liabilities	1,005,846	1,033,278	157,793
Long-term borrowings, excluding current portion	19,306	—	—
Deferred tax liabilities	68,811	63,079	9,633
Other liabilities	22,593	22,851	3,490

Total liabilities	1,116,556	1,119,208	170,916
Redeemable noncontrolling interest	47,453	48,504	7,407
Shareholders’ equity
Simcere shareholders’ equity
Ordinary shares at par	8,597	8,604	1,314
Additional paid-in capital	948,469	955,777	145,958
Accumulated other comprehensive loss	(97,512)	(98,968)	(15,114)
Retained earnings	1,019,118	1,047,008	159,890

Total equity attributable to Simcere	1,878,672	1,912,421	292,048
Noncontrolling interest	175,571	167,628	25,599

Total shareholders’ equity	2,054,243	2,080,049	317,647
Commitments and contingencies
Total liabilities, redeemable noncontrolling interest and shareholders’ equity	3,218,252	3,247,761	495,970

Note: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB6.5483 on March 31, 2011 as set forth in the H.10 statistical release of the Federal Reserve Board of the United States. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.